Dated January 6, 2026
Registration Statement No. 333-277297-01
Relating to
Preliminary Prospectus Supplement dated January 6, 2026 and
Prospectus dated January 6, 2026

$800,000,000 4.300% NOTES DUE 2031

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Expected Ratings*:	A3 (stable) / A (stable) (Moody’s/S&P)
Size:	$800,000,000
Maturity Date:	January 15, 2031
Coupon (Interest Rate):	4.300% per annum
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2026
Benchmark Treasury:	3.625% due December 31, 2030
Benchmark Treasury Price and Yield:	99-18+ / 3.718%
Spread to Benchmark Treasury:	+65 basis points
Yield to Maturity:	4.368%
Initial Price to Public:	99.697% plus accrued interest from January 13, 2026 if settlement occurs after that date
Redemption Provision:	Make-whole call prior to December 15, 2030 based on U.S. Treasury +10 basis points or at par on or after December 15, 2030
Settlement Date**:	T+5; January 13, 2026
CUSIP / ISIN:	828807 EB9 / US828807EB93
Joint Book-Running Managers:

BofA Securities, Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

RBC Capital Markets, LLC

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Co-Managers:	Fifth Third Securities, Inc. ING Financial Markets LLC Samuel A. Ramirez & Company, Inc. Regions Securities LLC
Use of Proceeds:	The Issuer intends to use the net proceeds of the offering, together with cash on hand, to fund the repayment of its $800 million outstanding principal amount of its 3.300% notes due 2026.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes before the first business day prior to the settlement date should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting BofA Securities, Inc. toll-free at (800) 294-1322; Deutsche Bank Securities Inc. toll-free at (800) 503-4611; Goldman Sachs & Co. LLC toll-free at (866) 471-2526; or RBC Capital Markets, LLC toll-free at (866) 375-6829.

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